January 15, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (203) 755-5539

James C. Smith
Chief Executive Officer
Webster Financial Corp.
Webster Plaza,
Waterbury, CT 06702

>   **Re: Webster Financial Corp.**
>   **Definitive 14A**
>   **Filed March 9, 2007**
>   **File No. 01-31486**

Dear Mr. Smith:

We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by January 29, 2008 or tell us by that time when you will provide us with a response. The comment requests revised disclosure in future filings and supplemental analysis, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Compensation Discussion and Analysis

Benchmarking, page 16

1. In future filing, provide more disclosure regarding the additional survey data that Mercer provides the Committee. In particular, please clarify the extent to which the Committee seeks to maintain any relationship between the compensation paid to the named executive officers and the survey results. Furthermore, please clarify whether the Committee uses either the peer group analysis to benchmark total compensation or any of the components of compensation so that it is clear how these analyses impact the Committee's decision making.

Elements of Compensation, page 16

2. In your response to prior comment 6 and 7, you provide a legal analysis of the confidentiality of the performance targets used to set compensation for the named executive officers. It appears that disclosure of the performance targets is

necessary to understand the performance required of the executives to reach a particular level of compensation. Please disclose the targets in your future filings, or provide more analysis regarding how the disclosure of the particular performance targets would lead to competitive harm to Webster Financial. Furthermore, to the extent that ROAE targets impact compensation determinations in future periods, disclose those targets or provide your analysis discussing how the disclosure of these targets would have the potential for competitive harm.

Annual Incentive Compensation, page 17

3. In your response to prior comments 9, you state that the Committee did not assign any particular weight to the factors that it considered in adjusting the incentive targets in order to increase the incentive payouts to the named executives to the 75% level. If the Committee exercises its discretion to set compensation amounts outside the levels determined with regard to the performance targets in future filings, please clarify the amounts that would have been paid if the Committee had not exercised its discretion. Your current disclosure is unclear whether the corporate level performance fell outside the threshold, or was between threshold and target performance.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel